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                                             Filed by General Electric Company
                        Pursuant to Rule 425 under the Securities Act of 1933.

                                               Subject Company: Osmonics, Inc.
                                               Commission File No.: 333-102111

ON FEBRUARY 25, 2003, GENERAL ELECTRIC COMPANY AND OSMONICS, INC. ISSUED THE FOLLOWING PRESS RELEASE

                      [General Electric Company Letterhead]

                   GE ANNOUNCES HYPOTHETICAL EXCHANGE RATIO
                            FOR MERGER WITH OSMONICS


      FAIRFIELD, Ct. and MINNETONKA, Mn. - February 25, 2003- General Electric Company (NYSE: GE) and Osmonics, Inc. (NYSE: OSM) announced today a hypothetical exchange ratio for the proposed merger of Osmonics into a wholly owned subsidiary of GE assuming that the merger closes on Thursday, February 27, 2003, the day immediately following the Osmonics shareholders' meeting. If the merger closes on that day the formula provided for in the merger agreement would result in each share of Osmonics common stock being converted into 0.7443 shares of GE common stock, plus cash for any fractional shares. If the merger closes on a different day, the exchange ratio may be higher or lower. Osmonics shareholders may elect to receive $17.00 in cash per share instead of GE shares, subject to proration so that the total cash paid does not exceed 55 percent of the total merger consideration.

      Osmonics shareholders are scheduled to vote on the merger at the shareholders' meeting on February 26, 2003. GE and Osmonics expect the transaction to close promptly following the special meeting, provided Osmonics shareholders approve the merger and all other conditions to the merger are satisfied.


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      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR
SALE. The proposed transaction will be submitted to Osmonics' shareholders for their consideration. On January 24, 2003, GE filed with the SEC a registration statement on Form S-4 containing a definitive proxy statement/prospectus and other relevant documents concerning the proposed transaction. SHAREHOLDERS OF OSMONICS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about GE and Osmonics, at the SEC's Internet site (http://www.sec.gov).

      Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to GE Power Systems, Attention Dennis Murphy, 4200 Wildwood Parkway, Atlanta, Georgia, 30339, 770/859-6948, or to Osmonics, Investor Relations, 5951 Clearwater Drive, Minnetonka, Minnesota, 55343-8995, or 952/933-2277.

      GE, Osmonics and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Osmonics in connection with the merger. Information about the directors and executive officers of GE is set forth in the proxy statement on Schedule 14A for GE's 2002 annual meeting of shareholders, as filed with the SEC on March 8, 2002. Information about the directors and executive officers of Osmonics and their ownership of Osmonics common stock is set forth in the proxy statement on
Schedule 14A for Osmonics' 2002 annual meeting of shareholders, as filed with the SEC on April 8, 2002.

        Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

Contact:

General Electric Company
Melissa Rocker, 518/233-3873

or

Osmonics, Inc.
Investor Relations, 952/933-2277

or

Innisfree M&A Incorporated
(Proxy Solicitor for Osmonics), (888) 750-5834 (toll-free)